UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41927

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SU Group Holdings Limited
(Exact name of registrant as specified in its charter)

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7th Floor, The Rays
No. 71 Hung To Road, Kwun Tong
Kowloon, Hong Kong
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Extraordinary General Meeting of Shareholders

In connection with the extraordinary general meeting of shareholders of SU Group Holdings Limited, a Cayman Islands exempted company (the “Company”), the Company hereby furnishes the following documents:

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Proxy Statement and Notice of Extraordinary General Meeting of Shareholders, dated July 8, 2025, to be mailed to the Shareholders of the Company
99.2	Form of Proxy Card of Notice of Extraordinary General Meeting of Shareholders
99.3	Voting Instruction Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SU GROUP HOLDINGS LIMITED
(Registrant)
Date: July 8, 2025	By	/s/ Chan Ming Dave
Chan Ming Dave
Chief Executive Officer

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